
15007053

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2015

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2015 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2015 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FIRST QUARTER 2015

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1058_AUDM0017_00_1	16-Jan-15	16-Jan-20	AUD700mn 2.60% Notes	AUD	700,000,000
1047_AUDM0016_01_1	16-Jan-15	12-Mar-25	AUD350mn 3.75% Notes	AUD	350,000,000
			AUD TOTAL		**1,050,000,000**
1067_GMTN0804_00_2	12-Mar-15	12-Mar-18	BRL137.45mn 8.78% Notes payable in JPY	BRL	137,450,000
1070_GMTN0807_00_2	30-Mar-15	29-Mar-18	BRL47.20mn 8.31% Notes payable in JPY	BRL	47,200,000
			BRL TOTAL		**184,650,000**
1054_GMTN0794_01_1	23-Jan-15	10-Nov-19	CNY250mn 3.20% Notes	CNY	250,000,000
			CNY TOTAL		**250,000,000**
1065_GMTN0802_00_2	27-Feb-15	27-Feb-21	EUR150mn 0.10% Callable Notes	EUR	150,000,000
			EUR TOTAL		**150,000,000**
1064_NMTN_00	19-Feb-15	15-Feb-18	GEL100mn Floating Rate Notes	GEL	100,000,000
			GEL TOTAL		**100,000,000**
1061_NZDM0005_00_1	28-Jan-15	28-Jan-20	NZD300mn 3.875% Notes	NZD	300,000,000
			NZD TOTAL		**300,000,000**
1059_GMTN0798_00_1	22-Jan-15	22-Jan-20	USD1.75bn 1.50% Global Notes	USD	1,750,000,000
1060_GMTN0799_00_1	22-Jan-15	22-Jan-25	USD1.25bn 2.00% Global Notes	USD	1,250,000,000
1062_GMTN0800_00_1	18-Feb-15	18-Feb-22	USD2.25bn 1.875% Global Notes	USD	2,250,000,000
1063_GMTN0801_00_2	24-Feb-15	24-Feb-18	USD100mn 1.273% Callable Notes	USD	100,000,000
1043_GMTN0784_04_1	24-Feb-15	11-Jan-17	USD200mn 0.75% Global Notes	USD	200,000,000
1066_GMTN0803_00_2	4-Mar-15	9-Nov-18	USD380mn 10% High Coupon/High Premium Notes	USD	380,000,000
1059_GMTN0798_01_1	6-Mar-15	22-Jan-20	USD100mn 1.50% Global Notes	USD	100,000,000
1069_GMTN0806_00_1	19-Mar-15	19-Mar-25	USD500mn 2.125% Global Notes	USD	500,000,000
1072_GMTN0809_00_2	27-Mar-15	27-Sep-18	USD20mn Step-up Fixed Rate Callable Notes	USD	20,000,000
			USD TOTAL		**6,550,000,000**
1068_GMTN0805_00_2	24-Mar-15	14-Mar-19	ZAR791mn 6.42% Notes	ZAR	791,000,000
			ZAR TOTAL		**791,000,000**

ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS FOR THE FIRST QUARTER 2015

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0761_AUDM0005_00_1	2015-01-20	2015-01-20	AUD1bn 6% Notes		1,000,000,000.00
				AUD - TOTAL	0.00	1,000,000,000.00
BRL						
BRL	0845_GMTN0599_00_2	2015-02-27	2015-02-27	BRL60mn 7.86% Notes payable in Japanese yen		2,473,200,000.00 [1]
				BRL - TOTAL	0.00	2,473,200,000.00
JPY						
JPY	0577_GMTN0333_00_2	2037-07-09	2015-01-09	JPY5.9bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	5,900,000,000.00	
JPY	0515_GMTN0278_00_2	2037-01-29	2015-01-29	JPY2.05bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	2,050,000,000.00	
JPY	0520_GMTN0281_00_2	2037-02-13	2015-02-13	JPY1.5bn Redeemable Fixed and Foreign Exchange-Linked Dual Currency Notes	1,500,000,000.00	
JPY	0323_GMTN0101_00_2	2033-02-25	2015-02-25	JPY1bn Fixed and Foreign Exchange-Linked Callable Notes	1,000,000,000.00	
JPY	0373_GMTN0150_00_2	2033-03-25	2015-03-25	JPY1bn Fixed and Foreign Exchange-Linked Callable Notes	1,000,000,000.00	
				JPY - TOTAL	11,450,000,000.00	0.00
MXN						
MXN	0843_GMTN0597_00_2	2015-01-27	2015-01-27	MXN25mn 4.20% Notes		25,000,000.00
MXN	0759_GMTN0516_00_2	2015-01-28	2015-01-28	MXN109.1mn 6.55% Notes		109,100,000.00
				MXN - TOTAL	0.00	134,100,000.00
TRY						
TRY	0758_GMTN0514_00_2	2015-01-29	2015-01-29	TRY345mn 0.50% Deep Discount Notes		345,000,000.00
TRY	0907_GMTN0659_00_2	2015-02-06	2015-02-06	TRY13.5mn 6.60% Notes		13,500,000.00
TRY	0909_GMTN0661_00_2	2015-02-26	2015-02-26	TRY474.5mn 6.29% Notes		474,500,000.00
TRY	0917_GMTN0669_00_2	2015-03-12	2015-03-12	TRY11mn 5.20% Notes		11,000,000.00
TRY	0772_GMTN0527_00_2	2015-03-24	2015-03-24	TRY235mn 0.50% Deep Discount Notes		235,000,000.00
				TRY - TOTAL	0.00	1,079,000,000.00
USD						
USD	0905_GMTN0657_00_2	2042-01-20	2015-01-20	USD74.5mn Zero Coupon Deep Discount Callable Notes	23,781,084.51 [2]	
USD	0908_GMTN0660_00_2	2042-02-03	2015-02-03	USD72.4mn Zero Coupon Deep Discount Callable Notes	23,716,997.50 [2]	
USD	0769_GMTN0524_00_1	2015-02-09	2015-02-09	USD2.5bn 2.625% Global Notes		2,500,000,000.00
USD	1024_GMTN0768_00_2	2017-02-24	2015-02-24	USD100mn 0.73% Callable Notes	100,000,000.00	
USD	0865_GMTN0617_00_2	2016-05-09	2015-03-04	USD436mn 10% High Coupon/High Premium Notes	497,495,377.78 [3]	
USD	0919_GMTN0670_00_2	2042-03-26	2015-03-26	USD265mn Zero Coupon Deep Discount Callable Notes	89,436,127.12 [2]	
				USD - TOTAL	734,429,586.91	2,500,000,000.00
ZAR						
ZAR	0773_GMTN0528_00_2	2015-03-24	2015-03-24	ZAR2.65bn 0.50% Deep Discount Notes		2,565,800,000.00 [4]
				ZAR - TOTAL	0.00	2,565,800,000.00

[1] JPY Equivalent of the BRL60mn on redemption date.
[2] Amortized value on redemption date.
[3] Buyback value inclusive of accrued interest
[4] ZAR84.2mn was bought back in 2012.